

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2024

Junsei Ryu
Chairman and CEO
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

> **Re: TOYO Co., Ltd**
> **Registration Statement on Form F-4**
> **Filed March 8, 2024**
> **File No. 333-277779**

Dear Junsei Ryu:

　　We have reviewed your registration statement and have the following comments.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4

Material Tax Considerations, page 139

1.　　We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. For more information, please refer to Section III.B.2. of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Combined Balance Sheet, page 152

2.　　Please ensure the adjustments on page 154 match the proper adjustment on the pro forma balance sheet. In this regard, adjustment (e) on the pro forma balance sheet in scenario 2 appears to correspond to adjustment (f) on page 154 and the 5,999,940 adjustment in scenario 1 should correspond to adjustment (j) instead of (i).

3.   We refer to prior comment 1 and reissue the comment in its entirety. In this regard, we note no adjustments for working capital notes from December 2023 and extension notes issued subsequent to the balance sheet reflected in the pro forma balance sheet on page 152. In addition, there appears to be additional Fuji expenses notes from December 2023 per page 184 and a conversion of shares from Class B to Class A on page F-53. Please explain to us why no adjustments are necessary or otherwise revise your presentation accordingly.

4.   In a related matter, please clarify the nature of the arrangement with Fuji Solar discussed in the second bullet point on page F-39 and tell us whether the deposit, the repayment, or conversion requires adjustment in the pro forma balance sheet.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Will Cai